UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EVER-GLORY INTERNATIONAL GROUP, INC.
________________________________________________________
(Name of Company)

Common Stock, $0.001 Par Value
____________________________________
(Title of Class of Securities)

299766204
___________________________
(CUSIP Number)

Edward Yihua Kang President/CEO 100 North Barranca Avenue, #810 West Covina, California 91791 (626) 839-9116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2009
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

PERSON 1

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ever-Glory Enterprises (H.K.) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,469,252
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		--

	9	SOLE DISPOSITIVE POWER

		4,469,252

	10	SHARED DISPOSITIVE POWER

		--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,469,252

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.99%*

14	TYPE OF REPORTING PERSON

OO
   *Percentage is calculated on the basis of 13,548,498 shares of common stock outstanding as of May 12, 2009, based upon information set forth in the Form 10-Q filed by the Company on May 13, 2009.

PERSON 2

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Xiaodong Yan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,848,492 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		--

	9	SOLE DISPOSITIVE POWER

		4,848,492 (1)

	10	SHARED DISPOSITIVE POWER

		--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,848,492 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.79%*

14	TYPE OF REPORTING PERSON

IN

(1)	Mr. Yan is deemed to be the “beneficial owner” of 4,469,252 shares held by Ever-Glory Enterprises (H.K.) Ltd. in accordance with Rule 13d-3(b) of the Securities Exchange Act of 1934.

  *Percentage is calculated on the basis of 13,548,498 shares of common stock outstanding as of May 12, 2009, based upon information set forth in the Form 10-Q filed by the Company on May 13, 2009.

AMANDMENT NO. 2 TO
SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D, as amended, on September 17, 2007   and  January 17, 2008 by Ever-Glory Enterprises (H.K.) Ltd. (“Ever-Glory HK”), a British Virgin Islands company, and Yan Xiaodong, the sole director of Ever-Glory HK and a citizen of the People’s Republic of China (“PRC”), relating to the common stock, par value $0.001 per share (the “Common Stock”) of Ever-Glory International Group, Inc. (the “Company”) (as so amended, the “Schedule 13D”). Certain information in the Schedule 13D which has not changed since the filing thereof is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration.
The event that required this Schedule 13D to originally be filed on September 17, 2007, which was prior to the Reverse Split, was that 33,910,256 shares of Common Stock were acquired by Ever-Glory HK  in exchange for the Ever-Glory HK’s ownership interests of (i) Nanjing Catch-Luck Garments Co., Ltd. (“Catch-Luck”), a PRC limited liability company and wholly owned subsidiary of Ever-Glory HK, pursuant to a Agreement for the Purchase and Sale of Stock dated June 26, 2006 as amended on August 31, 2006 (the “Catch-Luck Agreement”) by and among the Company, Perfect Dream, Ltd., Catch Luck and Ever-Glory HK and (ii) Nanjing New-Tailun Garments Co. Ltd. (“New Tailun”), a PRC limited liability company and wholly-owned subsidiary of Ever-Glory HK pursuant to an Agreement for the Purchase and Sale of Stock dated December 30, 2006 (the “New Tailun Agreement”) by and among the Company, Perfect Dream, Ltd., New Tailun and Ever-Glory HK.  All of the issued and outstanding shares of common stock of Catch-Luck and New Tailun were exchanged for 33,910,256 shares of the Company’s Common Stock and other consideration pursuant to the Catch-Luck Agreement and the New Tailun Agreement.  Mr. Yan is the sole shareholder, officer and director of Ever-Glory HK therefore has indirect beneficial ownership of the 33,910,256 shares of Common Stock of the Company issued to Ever-Glory HK pursuant to the Catch-Luck Agreement and the New Tailun Agreement.

On April 28, 2009, the Company issued 1,153,846 shares of the Common Stock to Ever-Glory HK  as a result of Catch-Luck’s achievement of certain financial targets for the fiscal year ended December 31, 2008.   No funds or other consideration were used in making such purchases.
Item 4.	Purpose of Transaction.

The purpose of the acquisition of the shares of Common Stock is disclosed in Item 3 above, which response is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Company.

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference. Applicable percentages are based upon 13,548,498 shares of common stock outstanding as of May 12, 2009.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c) Not applicable except as discussed above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Ever-Glory HK entered into an Agreement for the Purchase and Sale of Stock dated June 26, 2006 as amended on August 31, 2006 with the Company, as discussed in further detail in Item 4 herein.

Item 7.	Material to be Filed as Exhibits.
 None

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2009	/s/ Xiaodong Yan

Ever-Glory Enterprises (H.K.) Ltd.
By: Xiaodong Yan, Director

/s/ Xiaodong Yan

Xiaodong Yan, individually